Exhibit 99.1

PAULA FINANCIAL

Charter of the Nominating and Governance Committee of the Board of Directors

Dated January 18, 2006

I.	Nominating and Governance Committee Purpose

The Nominating and Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Nominating and Governance Committee’s primary duties and responsibilities are to:

-	Identify and evaluate director candidates and to recommend to the Board proposed nominees
-	Develop and recommend to the Board a set of corporate governance principles
-	Perform other functions as the Board may from time to time assign

II.	Nominating and Governance Committee Composition and Meetings

Nominating and Governance Committee members shall meet the requirements of the NASDAQ Stock Market and the Sarbanes-Oxley Act of 2002.

The Nominating and Governance Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors as defined under the rules of the NASDAQ Stock Market, free from any relationship that would interfere with the exercise of his or her independent judgment.

Nominating and Governance Committee members shall be appointed by the Board. If a Nominating and Governance Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet as needed, either in person or telephonically. The Committee will meet at least once a year to consider candidates for election to the Board.

Attendance by a majority of the Committee members shall constitute a quorum for transaction of business of the Committee. Directors who are not members of the Committee and other invitees may attend committee meetings as non-voting observers at the invitation of the Chair of the Committee.

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

III.	Nominating and Governance Committee Responsibilities and Duties

Evaluation of Director Candidates

The Committee will follow procedures which it deems reasonable and appropriate in the identification of candidates for election to the Board and evaluating the background and qualifications of those candidates. In evaluating nominees the Committee will consider such factors as agency related experience, other relevant business experience and previous board service. The Committee will also consider how an individual nominee’s skill set will compliment the existing Board dynamics. The Committee will seek candidates who will represent the interests of shareholders as a whole and not any specific interest group or constituency.

The Committee will consider candidates submitted for consideration by the shareholders. Shareholders must comply with and the Committee will adhere to any legal or Company charter and bylaw provisions which may apply to nominations by shareholders.

Corporate Governance Principles

The Committee will consider adoption of governance guidelines to be followed by the Board and management of the Company. These guidelines may include, but are not limited to the following:

-	Size and composition of the Board and its committees
-	Director qualifications standards (including independence)
-	Director responsibilities
-	Director compensation
-	Annual performance evaluation of the Board and its committees, including the Committee.

The Committee may recommend changes in those governance guidelines as the Committee deems appropriate for consideration by the Board.

Other

The Committee will review and reassess the adequacy of this Charter at least annually, and will recommend to the Board any amendments to this Charter that the Committee considers necessary or advisable.

The Committee, as its deems appropriate, may engage outside counsel, executive search firms and other advisors, from time to time, to advise the Committee on director candidates, corporate governance matters or any other matters within the scope of this Charter. The Company shall pay the costs of retaining any such advisors selected by the Committee.